SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § § 240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

TEMPUR SEALY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88023U101

(CUSIP Number)

H PARTNERS MANAGEMENT, LLC

888 Seventh Avenue,

29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101	13D	Page 2

1	NAME OF REPORTING PERSONS H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 5,700,000
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 5,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 88023U101	13D	Page 3

1	NAME OF REPORTING PERSONS H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 4,509,900
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 4,509,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,509,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88023U101	13D	Page 4

1	NAME OF REPORTING PERSONS H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 4,509,900
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 4,509,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,509,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88023U101	13D	Page 5

1	NAME OF REPORTING PERSONS Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 5,700,000
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 5,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons sold 2,300,000 Shares between November 1, 2019 and November 4, 2019. Following these transactions, the Reporting Persons intend to hold their remaining stake of 5,700,000 Shares. Consistent with communications by the Issuer’s management, the Reporting Persons continue to be optimistic about the Issuer’s prospects.

Item 5. Interest in Securities of the Issuer

Items 5(a) –(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,811,534 Shares outstanding as of July 29, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 1, 2019.

A.	H Partners Management

(a)

As of November 4, 2019, H Partners Management, as the investment manager, may be deemed the beneficial owner of 5,700,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 5,700,000

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 5,700,000

(c)

H Partners Management has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares by the Funds since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	H Partners LP

(a)	As of November 4, 2019, H Partners LP beneficially owned 4,509,900 Shares.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,509,900

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,509,900

(c)	The transactions in the Shares by H Partners LP since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	H Partners Capital

(a)	H Partners Capital, as the general partner of H Partners LP, may be deemed the beneficial owner of the 4,509,900 Shares owned by H Partners LP.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 4,509,900

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 4,509,900

(c)

H Partners Capital has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares by the Funds since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Rehan Jaffer

(a)

Rehan Jaffer, as the managing member of H Partners Management and H Partners Capital, may be deemed the beneficial owner of 5,700,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 5,700,000

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 5,700,000

(c)

Rehan Jaffer has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares by the Funds since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein. Other than H Partners LP, none of the other individual Funds beneficially own a number of Shares representing more than 5% of the outstanding Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2019	H PARTNERS MANAGEMENT, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS, LP

	By:	H Partners Capital, LLC, its General Partner

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS CAPITAL, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 11 to the Schedule 13D

H PARTNERS, LP

Nature of the Transaction	Amount of Securities Purchased/Sold	Price Per Share($)	Date of Purchase/Sale
Sale of Common Stock	1,500,000	85.5000	11/04/2019

H OFFSHORE FUND, LTD.

Nature of the Transaction	Amount of Securities Purchased/Sold	Price Per Share($)		Date of Purchase/Sale
Sale of Common Stock	100,000	89.4721	*	11/01/2019
Sale of Common Stock	700,000	85.5000		11/04/2019

*

The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $89.000 to $90.7900, excluding commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within such range.